Exhibit 99.2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31, 2022

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

March 31,2022

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended
	March 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
NET REVENUES	13,104	20,575
COST OF REVENUES	6,293	10,253
GROSS PROFIT	6,811	10,322
RESEARCH AND DEVELOPMENT EXPENSES	3,062	7,484
SELLING AND MARKETING EXPENSES	12,560	13,895
GENERAL AND ADMINISTRATIVE EXPENSES	7,818	7,095
OPERATING LOSS	16,629	18,152
FINANCIAL INCOME	10	42
FINANCIAL EXPENSES	3,909	4,753
FINANCIAL EXPENSES, net	3,899	4,711
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	20,528	22,863

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.04	0.05
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	525,186	429,603

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,
	2022 (Restated - Note 2(c))	December 31, 2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	28,847	29,474
Bank deposits	17	8,530
Trade receivables	25,934	31,677
Prepaid expenses and other receivables	3,507	4,661
Inventory	14,272	14,810
	72,577	89,152
NON-CURRENT ASSETS:
Restricted cash	16,165	16,169
Fixed assets	528	572
Right-of-use assets	7,736	3,651
Intangible assets	70,043	71,644
	94,472	92,036
TOTAL ASSETS	167,049	181,188

CURRENT LIABILITIES:
Accounts payable	5,706	11,664
Lease liabilities	1,431	1,618
Allowance for deductions from revenue	36,522	30,711
Accrued expenses and other current liabilities	22,410	20,896
Payable in respect of intangible assets purchase	11,223	16,581
	77,292	81,470

NON-CURRENT LIABILITIES:
Borrowing	86,397	83,620
Payable in respect of intangible assets purchase	4,061	3,899
Lease liabilities	7,183	2,574
Royalty obligation	750	750
	98,391	90,843
TOTAL LIABILITIES	175,683	172,313

EQUITY:
Ordinary shares	1,506	1,495
Additional paid-in capital	375,948	375,246
Accumulated deficit	(386,088)	(367,866)
TOTAL EQUITY	(8,634)	8,875
TOTAL LIABILITIES AND EQUITY	167,049	181,188

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

			Accumulated	Total
	Ordinary	Additional	deficit	equity
	shares	paid-in capital	(Restated - Note 2(c))	(Restated - Note 2(c))
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875

CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2022:
Share-based compensation to employees and service providers	—	—	2,306	2,306
Issuance of ordinary shares, net of expenses	11	702	—	713
Comprehensive loss	—	—	(20,528)	(20,528)
BALANCE AT MARCH 31, 2022	1,506	375,948	(386,088)	(8,634)

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864
CHANGES IN THE THREE-MONTHS PERIOD ENDED MARCH 31, 2021:
Share-based compensation to employees and service providers	—	—	872	872
Issuance of ordinary shares, net of expenses	242	57,699	—	57,941
Exercise of options into ordinary shares	13	3,214		3,227
Comprehensive loss	—	—	(22,863)	(22,863)
BALANCE AT MARCH 31,2021	1,309	354,057	(302,325)	53,041

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(20,528)	(22,863)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,306	872
Depreciation	537	492
Amortization and impairment of intangible assets	1,601	1,827
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	3,123	2,639
Fair value losses on financial assets at fair value through profit or loss	—	6
Exchange differences and revaluation of bank deposits	4	46
	7,571	5,882
Changes in assets and liability items:
Decrease in trade receivables	5,743	5,349
Decrease in prepaid expenses and other receivables	1,154	1,428
Decrease (increase) in inventories	538	(2,744)
Decrease in accounts payable	(5,958)	(5,017)
Increase in accrued expenses and other liabilities	1,514	1,364
Increase in allowance for deductions from revenue	5,811	4,334
	8,802	4,714
Net cash used in operating activities	(4,155)	(12,267)
INVESTING ACTIVITIES:
Purchase of fixed assets	(13)	(88)
Change in investment in current bank deposits	8,500	—
Proceeds from sale of financial assets at fair value through profit or loss	—	475
Net cash provided by investing activities	8,487	387
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	713	57,941
Exercise of options into ordinary shares	—	3,227
Repayment of payable in respect of intangible asset purchase	(5,542)	(2,125)
Payment of principal with respect to lease liabilities	(115)	(383)
Net cash (used in) provided by financing activities	(4,944)	58,660
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(612)	46,780
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(15)	(103)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	28,847	75,972

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	11	19
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	772	1,990
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	4,767	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General

1)

RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)

Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, and Movantik®, for the treatment of opioid-induced constipation.

3)

Through March 31, 2022, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and senior secured borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business and support its indebtedness.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities.

According to the Credit Agreement with HCR Collateral Management, LLC (“HCRM”), the Company needs to deliver to HCRM its condensed consolidated interim financial statements within 60 days after the end of the Company’s fiscal quarter. The Company did not deliver its condensed consolidated interim financial statements as of June 30, 2022 within 60 days after the end of the second fiscal quarter (see also note 9 below). In addition, there is an uncertainty regarding RedHill Inc’s ability to comply with other covenants required under the Credit Agreement, including Minimum Net Sales and Minimum Cash covenants for the next 12 months. For more information regarding the covenants, see note 15 to the annual financial statements and note 9 below.

Per the Credit Agreement, failure to perform or meet any covenant, which continues for 30 days after the earlier of the date on which (i) such failure occurred and (ii) written notice thereof shall have been given to RedHill Inc, shall constitute an Event of Default. If any Event of Default occurs and is continuing, HCRM may declare all amounts owing or payable under the Credit Agreement to be immediately due and payable.  As of the date of the approval of these financial statements, there is no certainty that HCRM will grant waivers or alterations for any covenant in breach under the credit agreement, or conceivably in breach in the next 12 months. Consequently, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to these conditions, management has entered discussions with HCRM regarding a consensual business solution (see also note 9 below). In addition, management is evaluating strategic alternatives to satisfy its outstanding obligations under the Credit Agreement, including a potential strategic transaction with respect to Movantik®, as well as management is in discussions with third parties to refinance the HCRM loan, in addition to raise additional capital through equity

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

financings, M&As or through other forms of financing. However, these plans are subject to market conditions and are not within the Company’s control, and therefore cannot be deemed probable.

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities, and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, the terms of the Credit Agreement and financial condition will depend on future developments that are bit certain and still cannot be predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical study’s needs.

A number of the Company’s commercial activities have been materially impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea as well as on the Company’s sales force turnover.

b.	Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on November 7, 2022.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three months ended March 31, 2022 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2021, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three months ended March 31, 2022, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

a.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021, except for the following addition:

Revenues from licensing

The Company accounts for licenses of intellectual property (“IP”) rights and manufacturing and supply services as distinct performance obligations if the customer can benefit from the good or services either on its own or together with other resources that are readily available to the customer (i.e. – the good or service is capable of being distinct) and if the Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e. – the promise is distinct within the context of the contract).

If the promise to grant the license is distinct, the Company determines whether the nature of the promise in granting the license to the customer is to provide the customer with either a right to access the entity’s IP as it exists throughout the license period or a right to use the entity’s IP as it exists at the point in time at which the license is granted. Accordingly, revenue from a license providing a right of use to the Company’s is recognized at the point in time when control of the distinct license is transferred to the customer. Revenue from a license providing a right of access to the Company’s IP is recognized over the access period.

Variable consideration, such as sales-based royalties and milestones that are allocated to license of IP are recognized only when (or as) the later of the following occurs: (a) the subsequent sale occurs; and (b) the performance obligation to which some or all the sales-based royalty has been allocated has been satisfied (or partially satisfied).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Revenue from achieving additional milestones is recognized only when it is highly probable that a significant reversal of cumulative revenues will not occur, usually upon achievement of the specific milestone, in accordance with the relevant agreement.

b.	The following clarification to standards issued by the IASB has not yet been adopted by the Company:

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 - Statement of Cash Flows)

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

As of March 31,2022, the Company was assessing the impact of this IFRIC agenda decision on its financial statements.

c.	Restatement of previously issued condensed consolidated financial statements

The Company has restated its condensed consolidated interim financial statements as of and for the three months ended March 31, 2022, due to errors in the calculation of allowance for deductions from revenue which resulted in net revenues being overstated. Cost of revenues was adjusted accordingly.

As a result of these errors, the following is the impact of the restatement:

Restated line items on the Condensed Consolidated Interim Statements of Comprehensive Loss:	Three Months Ended March 31, 2022
	As previously reported	Adjustments	Restated
Net revenues	18,236	(5,132)	13,104
Cost of revenues	8,034	(1,741)	6,293
Gross profit	10,202	(3,391)	6,811
Operating loss	13,238	3,391	16,629
Loss and comprehensive loss for the period	17,137	3,391	20,528
Loss per ordinary share basic and diluted (U.S dollars)	0.03	0.01	0.04

Restated line items on the Condensed Consolidated Interim Statements of Financial Position:	As of March 31, 2022
	As previously reported	Adjustments	Restated
Allowance for deductions from revenue	31,390	5,132	36,522
Accrued expenses and other current liabilities	24,151	(1,741)	22,410
Total liabilities	172,292	3,391	175,683
Accumulated deficit	(382,697)	(3,391)	(386,088)
Total equity	(5,243)	(3,391)	(8,634)

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Restated line items on the Condensed Consolidated Interim Statements of Changes in Equity:	Three Months Ended March 31, 2022
	As previously reported	Adjustments	Restated
Comprehensive loss	(17,137)	(3,391)	(20,528)
Accumulated deficit as of March 31, 2022	(382,697)	(3,391)	(386,088)
Total equity as of March 31, 2022	(5,243)	(3,391)	(8,634)

Restated line items on the Condensed Consolidated Interim Statements of Cash Flows:	Three Months Ended March 31, 2022
	As previously reported	Adjustments	Restated
Operating activities
Comprehensive loss	(17,137)	(3,391)	(20,528)
Increase in accrued expenses and other liabilities	3,255	(1,741)	1,514
Increase in allowance for deductions from revenue	679	5,132	5,811

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.

During the three months ended March 31, 2022, the Company sold 333,533 ADSs under the “at-the-market” equity offering program (“ATM program”) at an average price of $2.07 per ADS, for aggregate net proceeds of approximately $0.7 million, net of an immaterial amount of issuance expenses.

b.

In March 2022, the Company entered into an exclusive license agreement with Kukbo Co. Ltd ("Kukbo") for oral opaganib for the treatment of COVID-19, in South Korea. Under the terms of the license agreement, which follows the strategic investment by Kukbo noted in note 18(c) to the annual financial statements as of December 31, 2021, RedHill is to receive an upfront payment of $1.5 million and is eligible for up to $5.6 million in milestone payments as well as low double-digit royalties on net sales of oral opaganib in South Korea. Kukbo will receive the exclusive rights to commercialize opaganib in South Korea for COVID-19 (for lawsuit information see also note 9 below).

c.

In October 2021, the Company entered into an exclusive license agreement (the “License Agreement”) with Gaelan Medical Trade LLC ("Gaelan") for Talicia in the United Arab Emirates (UAE). Under the terms of the License Agreement, the Company received in April 2022 an upfront payment of $2 million. In addition, the Company is eligible for additional milestone payments as well as tiered royalties up to mid-teens on net sales of Talicia in the UAE. Gaelan will receive the exclusive rights to commercialize Talicia in the UAE, as well as a right of first refusal to commercialize Talicia in the Gulf Cooperation Council region (Saudi Arabia, Kuwait, Qatar, Bahrain, and Oman) for a pre-determined period. Gaelan shall be responsible for obtaining and maintaining regulatory approvals, as well as to conduct any and all required clinical and other studies. In March 2022, the Company and Gaelan signed an amendment to the License Agreement, according to which Gaelan may sublicense or assign any of its rights or obligations under the License Agreement.

In connection with the License Agreement, the Company and Gaelan entered into a supply agreement, according to which, the Company will exclusively manufacture (by a third party CMO) and supply to Gaelan during the term of the agreement.

The Company accounted for the license of the Talicia IP rights and manufacturing and supply services as distinct performance obligations, mainly due to the manufacturing not being specialized or unique and can be manufactured by others (i.e. – the good or service is capable of being distinct), as well as due to that the License Agreement and the manufacturing and supply services do not significantly affect each other (i.e. – the promise is distinct within the context of the contract). During the three months ended March 31, 2022, the Company provided Gaelan substantially all the documentation which represents the right to use the Licensed IP, as well the paperwork relating to the IP itself and its regulatory documents. Accordingly, and since the manufacturing services are priced at their Standalone Selling Price, the Company recognized the $2 million upfront consideration as revenues in the Statement of Comprehensive Loss for the three months ended March 31, 2022.

d.

In March 2022, the Company entered into an operating lease agreement for the U.S. offices it uses. The agreement will expire on July 31, 2034. The projected yearly rental for the first four years expenses are approximately $400,000 per year and for the next 8 years are approximately $900,000 per year. The Company recognized right-of-use asset and lease liability of approximately $4.8 million. The weighted average lessee’s incremental annual borrowing rate applied to the lease liabilities was 9.9%.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

a.	The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
	(Restated - Note 2(c))
As of January 1, 2022	29,742	969	30,711
Increases	22,889	1,015	23,904
Decreases (utilized)	(17,343)	(946)	(18,289)
Adjustments	271	(75)	196
As of March 31, 2022	35,559	963	36,522

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	17,804	460	18,264
Decreases (utilized)	(13,028)	(243)	(13,271)
Adjustments	(659)	—	(659)
As of March 31, 2021	20,497	2,180	22,677

b.

The Company believes it will be entitled to reimbursement related to duplicates and erroneous rebates. However, the likelihood of a significant reversal of revenue recognized not occurring with the uncertainty associated with the potential reimbursement cannot be considered highly probable, and therefore the Company has not recognized revenue related to potential reimbursement relating to duplicates and erroneous rebates.

NOTE 5 - SHARE-BASED PAYMENTS:

a.	The following is information on options granted during the three months ended March 31, 2022:

	Number of options granted
			Fair value of
		Exercise	options on date of
	According to the Award Plan	price for 1	grant in U.S. dollars
Date of Grant	of the Company (1)	ADS ($)	in thousands (2)
January 2022	5,000	2.45	7
March 2022	6,000	1.67	6
	11,000		13

1)

The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)

The fair value of the options was computed using the binomial model and the underlying data used was mainly the following:  price of the Company's ADS: $1.67-2.45, expected volatility: 66.94%-67.21%, risk-free interest rate: 1.73%-1.78% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

b.

During the three months ended March 31, 2022, the Board of Directors of the Company approved grants of 2,016,500 RSUs to employees and consultants of the Company under the Company’s Award plan. The RSUs vest as follows: 50%

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

of RSUs will vest one year following grant and 50% will vest two years following grant. The fair value of the RSUs on the date of grant was $5.7 million.

In addition, the general meeting of the Company’s shareholders held on May 13, 2022 (the “May 2022 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 140,000 RSUs under the Company’s Award plan to directors and to the Company's Chief Executive Officer in the same terms.   The fair value of these RSUs on the date of grant was $0.1 million.

NOTE 6 - NET REVENUES:

	Three Months Ended March 31,
	2022 (Restated - Note 2(c))	2021
	U.S dollars in thousands
Licensing revenues	2,000	—
Movantik revenues	9,329	18,898
Sales of other products	1,775	1,677
	13,104	20,575

NOTE 7 - FINANCIAL INSTRUMENTS:

The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair value of the borrowing and Payable in respect of intangible assets purchase is approximately $98 million and $16 million as of March 31, 2022, respectively.

NOTE 8 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Effective December 31, 2021, the Company changed its operating segments to reflect the manner in which the Company's CODM reviews and assesses performance. Accordingly, the Company reports on revenue and segment Adjusted EBITDA. Disclosures regarding the Company’s reportable segments for prior periods have been adjusted to conform to the current period presentation. Adjusted EBITDA represents net loss before depreciation, amortization, and financial expenses (income), adjusted to exclude share-based compensation.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Three Months Ended March 31,
	2022 (Restated - Note 2(c))	2021
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(9,272)	(5,011)
Research And Development Adjusted EBITDA	(2,913)	(9,950)
Financial expenses (income), net	3,899	4,711
Share-based compensation to employees and service providers	2,306	872
Depreciation	537	492
Amortization and impairment of intangible assets	1,601	1,827
Consolidated Comprehensive loss	20,528	22,863

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Except for $2 million licensing revenues reported in the three months ended March 31, 2022, which are allocated to the Research and Development segment, all of the Company’s revenues are allocated to the Commercial Operations segment.

NOTE 9 - EVENT SUBSEQUENT TO MARCH 31, 2022:

a.	In May 2022, the Company entered into a definitive agreement with a single investor. In accordance with the agreement, the Company issued to the investor 10,563,380 ADSs (or ADS equivalents), as well as granted unregistered private warrants to purchase up to 13,204,225 ADSs, for a total net consideration of $14.4 million.

The warrants have an exercise price of $1.48 per ADS, are exercisable six months after the issuance date, and have a term of five and one-half years. The warrants may be exercised either for cash or on a cashless basis.

b.

On June 17, 2022, RedHill Inc. signed an amendment to the Credit Agreement. Under the Amendment, RedHill Inc. shall be required to maintain minimum net sales of $75 million for the trailing four fiscal quarter periods ending June 30, 2022, and September 30, 2022, and $90 million each fiscal quarter thereafter. Redhill Inc. shall also be required to maintain minimum net sales of $14 million for Movantik® each fiscal quarter starting the fiscal quarter ending June 30, 2022. The Amendment further sets the interest on the outstanding term loan for the quarters ending June 30, 2022, and September 30, 2022, at 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 7.2% fixed rate, which will be decreased to 6.7% thereafter.

c.

On September 13, 2022 the Company and RedHill Inc. received a notice of events of default and reservation of rights letter (the “Notice”) from HCRM. The Notice asserts that certain events of default occurred as a result of alleged breaches by RedHill Inc. of its representations and warranties and financial covenants under the Credit Agreement. As a result of the alleged events of default, the Notice provides that the outstanding obligations under the Credit Agreement now bear interest at the default rate prescribed therein and that the lenders may accelerate the obligations under the Credit Agreement. While not asserted in the Notice, the Company acknowledges that it has not satisfied its obligation to deliver to HCRM its condensed consolidated interim financial statements as of June 30, 2022 within 60 days after the end of the Company’s fiscal quarter. The Company disagrees with the assertions made by HCRM as the basis for the Notice and, accordingly, the validity of the Notice. Moreover, the Company disputes the alleged events of default asserted by HCRM and, on September 15, 2022, the Company sent a response letter to HCRM to this effect. The Company is engaged with HCRM in good faith in order to establish a consensual business resolution to this dispute. RedHill INC. continues operating its business as usual while also concurrently evaluating strategic alternatives to satisfy its outstanding obligations under the Credit Agreement, including a potential strategic transaction with respect to Movantik®.

d.

On September 29, 2022, HCRM exercised its rights under a Deposit Account Control Agreement to take control of RedHill Inc.’s account at PNC Bank, National Association (“PNC”). HCRM then instructed PNC to wire $16 million (the “Funds”), which is equivalent to the minimum cash required under the Credit Agreement, from the PNC account to an account held by HCRM. RedHill Inc.’s control over the PNC account has since been restored. HCRM has acknowledged that, despite receipt of the Funds in an account held in HCRM’s name, the Funds remain the property of RedHill Inc. and are held merely as security for RedHill Inc.’s obligations under the Credit Agreement. The Funds are classified as Restricted Cash in the condensed consolidated interim statements of financial position as of March 31.

e.

On September 2, 2022, the Company filed a lawsuit against Kukbo and in the process of seeking a default judgment against Kukbo in a United States court, as a result of Kukbo’s default in delivering to the Company $5 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. In parallel, the lawsuit is being translated into Korean and planned to be sent to the Korean Central Authority for filing in South Korea. The Company believes a summary judgment will be entered against Kukbo in the United States within several weeks.